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                                                              EXHIBIT (a)(1)(K)


                       IN THE UNITED STATES DISTRICT COURT
                      FOR THE WESTERN DISTRICT OF VIRGINIA
                               LYNCHBURG DIVISION

ArvinMeritor, Inc. and Delta Acquisition Corp.

                        Plaintiffs,
V.                                                     Civil Action No.

Dana Corporation,
                                                       COMPLAINT FOR
                        Defendant.                     DECLARATORY RELIEF

         Plaintiffs ArvinMeritor, Inc ("ArvinMeritor") and Delta Acquisition Corp., by their counsel, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                             SUMMARY OF THIS ACTION

         1. ArvinMeritor has commenced a tender offer today (the "Tender Offer") for all of the outstanding common stock of Defendant Dana Corporation ("Dana" or the "Company") for $15 per share in cash, an aggregate price of approximately $2.5 billion for the common equity of the Company. The Tender Offer represents a
55.7 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading day before ArvinMeritor first submitted a written proposal for a business combination to Dana, and a 24.9 percent premium over the closing price of Dana common stock on July 7, 2003, the last trading day before ArvinMeritor announced the Tender Offer.

         2. As required by Section 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), ArvinMeritor and Delta Acquisition Corp. have filed their tender offer materials (the "Tender Offer Materials") with the Securities and Exchange Commission ("SEC").

         3. Dana rejected ArvinMeritor's earlier proposals for a business combination and has refused to negotiate with ArvinMeritor. In fact, Dana has refused to meet with ArvinMeritor
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even once to discuss ArvinMeritor's proposal. Instead, Dana's Board of Directors
(the "Board") has embarked upon a campaign to ensure the continued control of Dana by its current top management and its Board, notwithstanding its fiduciary obligations to Dana's shareholders.

         4. ArvinMeritor seeks to acquire Dana through a transaction that is non-coercive, non-discriminatory, and entirely fair to Dana shareholders. This transaction will not pose a threat to the interests of Dana's shareholders.

         5. If the Tender Offer is successful, ArvinMeritor will complete its acquisition (the "Proposed Acquisition") of the entire equity interest of Dana by a merger of Delta Acquisition Corp. into Dana. By this Proposed Acquisition, ArvinMeritor envisions the creation of an industry leader with the strategic position, size, and scope of operations that will allow both companies to better serve their customers, employees, and ultimately, their shareholders.

         6. In light of the resistance to ArvinMeritor's proposal that Dana and its Board already have shown, Plaintiffs believe that Dana will bring a challenge under Section 14(e) of the Exchange Act to its statements and disclosures in conjunction with the Tender Offer in an effort to further deprive Dana's shareholders of a full and fair opportunity to consider Dana's proposal.

         7. By this action, Plaintiffs seek a declaratory judgment regarding the legality of their statements and disclosures in conjunction with the Tender Offer, including, but not limited to, the Tender Offer Materials. Specifically, Plaintiffs ask this Court for a determination that their statements and disclosures in conjunction with the Tender Offer, including, but not limited to, the Tender Offer Materials, comply with applicable federal law.

                             JURISDICTION AND VENUE

         8. This Court has jurisdiction over this action pursuant to 28 U.S.C.
section 1331 and 15 U.S.C. section 77v of the Exchange Act.

         9. This Court has jurisdiction over Defendant because it was incorporated under the laws of the Commonwealth of Virginia.

         10. Venue is proper in this District under 28 U.S.C. sections 1391(b) and (c) and 15 U.S.C. section 77v of the Exchange Act. Dana conducts business in Buena Vista, Virginia, at its branch


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located at 3200 Green Forest Avenue. This branch, a division of Dana, manufacturers automotive and light truck axles. Upon information and belief, Dana's branch in Buena Vista has approximately 300 employees.

                                   THE PARTIES

         11. Plaintiff ArvinMeritor is an Indiana corporation with its principal place of business at 2135 West Maple Road, Troy, Michigan, 48084-7186. ArvinMeritor is the beneficial holder of approximately 1,085,300 shares, or .73 percent, of Dana common stock. ArvinMeritor is a global supplier of integrated systems, modules, components, and applications serving various industries. ArvinMeritor also provides coil coating applications to the transportation, appliance, construction and furniture industries.

         12. Plaintiff Delta Acquisition Corp. was incorporated under the laws of the Commonwealth of Virginia for the purpose of engaging in a business combination with the Company. It is a wholly-owned subsidiary of ArvinMeritor. Delta Acquisition Corp. has not, and is not expected to, engage in any business other than in connection with its organization, the Tender Offer and the Proposed Acquisition. Its principal executive offices and telephone number are the same as those of ArvinMeritor.

         13. Defendant Dana is a corporation with its principal executive offices at 4500 Dorr Street, Toledo, Ohio, 43615. It was incorporated in Virginia. According to its most recent Form 10-K, Dana is a global supplier of modules, systems, and components serving various industries.

                               FACTUAL BACKGROUND

Dana's Current Financial Condition

         14. Dana has encountered significant financial difficulties over the past four years, as evidenced by a steady decline in its stock price. In June 1999, Dana's stock was trading at more than $54 per share. Over the next four years, Dana's stock lost substantial value, closing at $9.63 on June 3,2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and at $12.02 on July 7,2003, the last trading day before ArvinMeritor announced the Tender Offer.

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         15. Upon information and belief, due to its substantial financial difficulties, Dana undertook a restructuring program nearly two years ago, in September 2001. However, this restructuring program has led only to plant closings, lost jobs for Dana employees, and a dramatic decrease in share value. As of October 25,2002, Dana had reduced its permanent workforce by approximately 9 percent (Dana Corp., Press Release (Oct. 25,2002)), and as of February 12, 2003, Dana had been forced to close 28 of its facilities. (Dana Corp., Press Release (Feb. 12,2003)).

ArvinMeritor's Proposal and Dana's Response

         16. In June 2003, ArvinMeritor's Chairman and Chief Executive Officer, Mr. Larry D. Yost, contacted Dana's Chairman, Chief Executive Officer, President, and Chief Operating Officer, Joseph M. Magliochetti ("Dana's Chairman and CEO"), about ArvinMeritor's interest in pursuing a business combination with Dana. Mr. Yost followed-up this telephone conversation with two letters, including one addressed to both Mr. Magliochetti and Dana's Board, noting that ArvinMeritor's offer of $14 per share in cash represented a premium of 45 percent over the closing price of Dana's common stock on June 3,2003. (Letters dated June 4 and June 16, 2003, from Mr. Yost to Dana's Chairman and CEO.) The letters further stated that, as an alternative to this proposal, ArvinMeritor was "prepared to consider a mix of cash and stock consideration if it will facilitate a transaction" and that ArvinMeritor "may be prepared to analyze further whether a higher value is warranted." (Id.)

         17. Mr. Yost also explained the significant benefits to both companies' shareholders of a merger between ArvinMeritor and Dana:

         The combination of ArvinMeritor and Dana will create a stronger and more admired Tier One supplier company providing numerous technological and service benefits for [ArvinMeritor's] worldwide light vehicle, commercial truck and aftermarket customers. This transaction will bring together the right combination of innovation, capabilities and resources to establish a more significant global enterprise. Together, ArvinMeritor and Dana will become a true industry leader with the strategic position, size and scope of operations that will allow us to better serve our customers, employees and shareholders...

         In addition to the compelling strategic fit of our respective product portfolios, the transaction will also create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on

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         its own. We believe these benefits will better position us to compete and succeed in the increasingly competitive automotive supply industry.

         (June 16, 2003 Letter.)

         18. By letters dated June 12 and June 19,2003, Dana's Chairman and CEO rejected ArvinMeritor's proposal and stated that Dana did not have any interest whatsoever in pursuing a sale transaction with ArvinMeritor. (Letters dated June 12 and 19, 2003 from Dana's Chairman and CEO to Mr. Yost.) Dana made this decision without ever having met with ArvinMeritor or discussed the details of ArvinMeritor's proposal with ArvinMeritor.

         19. On July 8,2003, ArvinMeritor announced its intention to commence the Tender Offer. ArvinMeritor intends, as soon as is practicable following consummation of the Tender Offer, to propose and seek to have Dana consummate the Proposed Acquisition. The purpose of the Proposed Acquisition is to acquire any Dana shares that are not tendered and purchased pursuant to the Tender Offer or otherwise.

         20. The Proposed Acquisition cannot be consummated unless Dana's stockholders have a full and fair opportunity to consider ArvinMeritor's Tender Offer Materials and decide for themselves whether to accept ArvinMeritor's offer. In light of the resistance to ArvinMeritor's proposal that Dana and its Board already have shown, Plaintiffs believe that Dana will bring a Section 14(e) challenge to its statements and disclosures in conjunction with the Tender Offer in an effort to further deprive Dana's shareholders of the opportunity to consider Dana's proposal.

                                     COUNT I

                              (Declaratory Relief)

         21. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 20 as if fully set forth herein.

         22. Section 14(d)(1) of the Exchange Act provides that

         [i]t shall be unlawful for any person ... to make a tender offer for ... any class of equity security .. unless at the time copies of the offer ... are first published or sent or given to security holders such person has filed with the Commission a statement containing ... information as the Commission may by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors. All requests or invitations for tenders ... shall be filed as

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         part of such statement and shall contain such of the information contained in such statement as the Commission may by rules and regulations prescribe.

         The rules and regulations referenced in Section 14(d)(1) are set forth in Regulation 14D, which was promulgated by the SEC under the Exchange Act.

         23. Section 14(e) of the Exchange Act makes it unlawful

         for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer . . .

         24. ArvinMeritor and Delta Acquisition Corp. have filed their Tender Offer Materials with the SEC. Given Dana's actions to defeat the Proposed Acquisition, ArvinMeritor and Delta Acquisition Corp. need this Court's assistance to prevent any challenge to the legality of Plaintiffs' statements and disclosures in conjunction with the Tender Offer from further interfering with the right of Dana's shareholders to consider ArvinMeritor's offer.

         25. Accordingly, ArvinMeritor and Delta Acquisition Corp. seek a declaration that their statements and disclosures in conjunction with the Tender Offer, including, but not limited to, the Tender Offer Materials, comply with applicable federal law and are not subject to attack by Dana under Section 14(e) of the Exchange Act.

         26. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                PRAYER FOR RELIEF

         WHEREFORE, Plaintiffs respectfully request that this Court:

               a) declare that Plaintiffs' Tender Offer Materials comply with applicable federal law;

               b) award Plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

               c) grant Plaintiffs such other and further relief as this Court may deem just and proper.

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                                                     Respectfully Submitted,

                                                     ARVINMERITOR, INC. and
                                                     DELTA ACQUISITION CORP
                                                     By Counsel

McGUIREWOODS, LLP
Court Square Building
310 Fourth Street, N.E., Suite 300
Charlottesville, Virginia 22902
Telephone: (434) 977-2500
Facsimile: (434) 980-2222
By: /s/ Richard Cullen
    ------------------
Richard Cullen (VSB No. 16765)
Thomas E. Spahn (VSB No. 17411)
Charles W. McIntyre (VSB No. 27480)
Michael E. Derdeyn (VSB No. 40240)

OF COUNSEL

Wesley G. Howell
Adam H. Offenhartz
Jennifer H. Rearden
GIBSON, DUNN & CRUTCHER LLP
200 Park Avenue
47th Floor
New York, New York 10166-0193
Telephone: (212) 351-4000
Facsimile: (212) 351-4035



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